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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Amendment No. 1 Under the Securities Exchange Act of 1934*
VIKING SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92685Q 20 0
(CUSIP Number)

William C. Bopp
134 Flanders Road
Westborough, MA 01581
(508) 366-8882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JANUARY 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See Section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92685Q 20 0	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William C. Bopp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,163,518
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 26,163,518
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,163,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.16% *
14	TYPE OF REPORTING PERSON IN

_______________
*            The calculation of the foregoing percentage is based upon 42,556,587 shares of Viking Systems, Inc. common stock outstanding as of January 14, 2008 as communicated to the Reporting Person by Viking Systems, Inc. and also includes 11,765,791 shares of common stock issuable upon exercise of warrants issued to the Reporting Person in connection with the Recapitalization (as defined herein) and the New Investment (as defined herein).

CUSIP No. 92685Q 20 0	13D	Page 3 of 5 Pages

SCHEDULE 13D

Item 1.    Security and Issuer.

This statement relates to the shares of common stock of Viking Systems, Inc., a Delaware corporation (the “Company”).  The Company’s principal offices are located at 134 Flanders Road, Westborough, MA 01581.

Item 2.    Identity and Background.

(a-b)    This Schedule 13D is being filed by William C. Bopp, (the “Reporting Person”).  The business address of the Reporting Person is Viking Systems, Inc., 134 Flanders Road, Westborough, MA 0581.

(c)                The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of Viking Systems, Inc.

(d-e)             During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

The Reporting Person herein, acquired  his shares of common stock for general investment purposes.  The source of funds of the Reporting Person for the acquisitions was personal funds.  The net investment cost of the shares of common stock beneficially owned by the reporting person is $3,268,960.00.

Item 4.    Purpose of Transaction.

The Shares deemed to be beneficially owned by the Reporting Person, who is the Chief Executive Officer and Chairman of the Board of Viking, were originally acquired for, and held individually for, investment purposes.

As reported on a Current Report on Form 8-K filed with the Securities and Exchange Commission by Viking on January 7, 2008, Viking completed a recapitalization (the “Recapitalization”) on January 4, 2008. The Reporting Person, who was at the time, the Chairman of the Board of Viking and a holder of certain Viking Debentures, presented the Plan for the Recapitalization to the Viking Board of Directors.  In connection with the Recapitalization: (i) Viking exchanged its 8% Secured Convertible Debentures due February 23, 2009 (the “Debentures”) (including those held by the Reporting Person) for shares of Viking common stock (ii) Viking exchanged warrants which had been issued to the holders of the Debentures (including the Reporting Person) and which could be exercised to acquire shares of Viking common stock for warrants with modified terms; (iii) certain investors (including the Reporting Person) purchased in a private placement (the “New Investment”), shares of Viking common stock and warrants which may be exercised to acquire shares of Viking common stock; (iv) the Reporting Person was appointed as Viking’s Chief Executive Officer; (v) the Reporting Person entered into lock-up agreement until December 15, 2009, regarding his holdings of Viking securities.

In addition to the actions described above, the Reporting Person may also pursue other alternatives available in order to maximize the value of his investment in the Company.  Such alternatives could include, without limitation:  (a) the purchase of additional common stock in the open market, in privately negotiated transactions or otherwise, and (b) the sale of all or a portion of the common stock now owned or hereafter acquired by him.

CUSIP No. 92685Q 20 0	13D	Page 4 of 5 Pages

Other than as set forth above in this Item 4, the Reporting Person has no other existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.  However, the Reporting Person may in the future engage in and may plan for his engagement in:  (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

The Reporting Person holds an aggregate of 26,163,518 shares of the Company’s common stock, or approximately 48.16% of the Company’s issued and outstanding common stock based upon 42,556,587 shares of outstanding common stock as reported by the Company to the Reporting Person on January 14, 2008 and also including 11,765,791 shares of common stock issuable upon exercise of warrants issued to the Reporting Person in connection with (i) the exchange of the Debentures (resulting in issuance of 3,931,536 shares of common stock); (ii) the exchange of warrants issued with the Debentures (resulting in issuance of 1,965,767 warrants); and, (iii) the New Investment (resulting in issuance of 9,800,024 shares of common stock and 9,800,024 warrants, as described more fully in the next paragraph).  Thus, the percentages calculated are based upon 42,556,587 shares of common stock issued and outstanding, plus 11,765,791 shares of common stock issuable upon exercise of warrants held by the Reporting Person.

On January 4, 2008, as part of the New Investment, the Reporting Person acquired in a private transaction 9,800,024 shares of common stock for an aggregate purchase price of $1,750,000 or $0.178571 per share of common stock.  The Reporting Person also received, as part of the New Investment, warrants which may be exercised for 9,800,024 shares of common stock at an exercise price of $0.18 per share.  The New Investment was made with the Reporting Person’s personal funds.

On December 10, 2007, in two private transactions, the Reporting Person acquired 666,167 shares (33,308,316 shares, on a pre-Recapitalization basis) of the Company’s common stock from two holders, for an aggregate purchase price of $118,960, or $0.178574 per share ($0.00357 per share, on a pre-Recapitalization basis).  The acquisitions were made with the Reporting Person’s personal funds.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.    Materials to Be Filed as Exhibits.

CUSIP No. 92685Q 20 0	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January  18, 2008.

/s/ William C. Bopp
WILLIAM C. BOPP